COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED

2007 NOV -5 A 7:30

Our ref: L/COB/88.2/20685

26th October 2007


07027740

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 22 October 2007.
2. Notice of allotment of shares or securities on Form 88(2) dated 26 October 2007.
3. General Purposes Committee resolutions allotting securities dated 22 October 2007.
4. General Purposes Committee resolutions allotting securities dated 26 October 2007.
5. Stock Exchange announcement dated 22 October 2007 relating to site visit.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	12,550		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	12,550
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE. Date 22/10/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange



Companies House
— for the record —

RECEIVED
2007 NOV -5 A 7:40

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	30470
Company name in full	COBHAM PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	26	10	2007			

Class of shares (ordinary or preference etc)	Ordinary 2.5p, £,		
Number allotted	184		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share (including any share premium)	£ 0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

File No. 8234923

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Individuals named on attached schedule issued by Yorkshire Building Soc	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p, £,	184
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26.10.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr John Pope, Company Secretary, Cobham plc, Brook Road, Wimborne,
Dorset BH21 2BJ
Tel 01202 882020
DX number DX exchange

Account No.	Name	Address Line 1	Shares Ex.	Share Amount		Batch No
5776938666	KNIGHT, DG PR	8 BARN CLOSE BH16 5RX	184	228.16		19725

228.96

BULK PROOF LIST FOR COBHAM PLC

Closure Date 17-OCT-2007

No of Shares 184 228.16

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 17-OCT-2007 at 11:58

Pages Printed : 00003

File No. 8234923

Account No	Employee Details				Option Details			
005776938666	PR DG KNIGHT	Emp No4366	Open Date	010206	Opt Price	1.240000	Company Amt	228.16
	DEREK GRAHAM	NI No YT300086C	Grant Date	151105	Shares Exer	184	Cheque No	035843
	8 BARN CLOSE		Term	3	Balance	225.00	Ind Amount	0.80
	POOLE		Sub Amount	15.00	Interest	3.96	Cheque No	035844
		Left Date 180407	Reason	DECESD				
		Location FRL						
	BH16 5RX							

Account No Employee Details Option Details

==============

No of Company Cheques	1
No of Shares Purchased	184
No of Individual Cheques	1
Value of Individual Cheques	0.80
Value of other ind payments	0.00

COBHAM PLC

Minutes of a meeting of the General Purposes Committee Held by telephone on 22nd October 2007

Present: **A E Cook - Chairman**
A J Hannam

In attendance: J M Pope - Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004) – Un-approved

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
19.09.04	D Cantrill	19.10.07	12,550 ("U")	£16,909.03

It was resolved that a total of 19,480 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D Cantrill	12,550	£1.322333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 12,550 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.2.3 to sign the allotment on behalf of the Chairman.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 26th October 2007

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedules received from the Yorkshire Building Society dated 17th October 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £228.16) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 184 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedules dated 17th October 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....

Chairman



Company	Cobham PLC
TIDM	COB
Headline	Site Visit
Released	11:00 22-Oct-07
Number	0997G

RNS Number:0997G
Cobham PLC
22 October 2007

22 October 2007

Cobham plc

Site visit

Cobham announces that it is hosting a site visit for analysts and investors at its REMEC Defense & Space business, part of the Cobham Defence Electronic Systems division, in California, USA on Monday, 22 October 2007.

No new trading or price sensitive information will be disclosed during the site visit.

- ends -

ENQUIRIES:

Cobham plc
Julian Wais, Director of Investor Relations +44 (0) 1202 857998

NOTES:

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Defence Electronic Systems designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna sub-systems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

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Close

File No. 8234923

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